The Prudential Series Fund

655 Broad Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

April 27, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Alberto Zapata and Ms. Christina Fettig

Re:	Registration Statement of The Prudential Series Fund on Form N-14:
File Nos. 333-270877 and 811-03623

Good morning:

On behalf of The Prudential Series Fund (the Registrant), set forth below are two additional responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on April 12, 2023 and April 20, 2023. The Registrant is submitting this additional response letter to clarify comments previously received.

The Staff's comments relate to the Registrant's Registration Statement on Form N-14 (the Prospectus/Information Statement), which was filed with the Commission on March 27, 2023, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Reorganization satisfies the requirements of Rule 17a-8 and, as such, would not require a shareholder vote. Shareholders of the PSF Small-Cap Value Portfolio will receive the N-14 Information Statement.

Comments Applicable to the N-14 Registration Statement

5.Comment: Please confirm that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that the fees presented represent current fees.

Accounting Comments:

9.Comment: Please confirm that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that the fees presented represent current fees.

** *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Assistant Secretary

Advanced Series Trust

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